Exhibit 9

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that the foregoing amendment to the statement on Schedule 13D with respect to the Common Stock of Empire Resorts, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without necessity of filing an additional joint filing agreement. This Joint filing Agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement as of this 1st day of March, 2012.

/s/ Louis R. Cappelli
LOUIS R. CAPPELLI

LRC ACQUISITION LLC

By:	/s/ Louis R. Cappelli
Louis R. Cappelli, Managing Member